--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

--------------------------------------------------------------------------------

                         COLLINS & AIKMAN CORPORATION

                               (Name of Issuer)

                                 Common Stock

                        (Title of Class of Securities)

                                  194830 10 5

                                (CUSIP Number)

                            D. Kerry Crenshaw, Esq.
                                Clark Hill PLC
                        500 Woodward Avenue, Suite 3500
                            Detroit, MI  48226-3435
                                (313) 965-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 3, 2001

            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report
                                                         ------------
the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the
                    -------------
following box.[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other
                                                    -------------
parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
                                 ----------
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 194830 10 5

------------------------------------------------------------------------------
      Names of Reporting Persons
 1    I.R.S. Identification Nos. of Above Persons

      CHARLES E. BECKER
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4
      SC, PF
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      United States
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     NUMBER OF
                          14,848,156
      SHARES       -----------------------------------------------------------
                          Shared Voting Power
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               Sole Dispositive Power
                     9
    REPORTING
                          14,848,156
      PERSON       -----------------------------------------------------------
                          Shared Dispositive Power
       WITH          10
                          None
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11

      14,848,156

      * Includes 14,448,156 shares owned by Mr. Becker and warrants for an additional 400,000 shares
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12    (See Instructions)

                                                                    [X]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
      13.78%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      IN
------------------------------------------------------------------------------

Item 1. Security and Issuer

     The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock"), of Collins & Aikman Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 5755 New King Court, Troy, Michigan 48090.

Item 2. Identity and Background

     This Statement is being filed on behalf of Charles E. Becker, a United States citizen with a principal business office at 250 Stephenson Hwy., Suite 300, Troy, Michigan 48084.

     Charles E. Becker is the Vice Chairman of the Company. During the last five years, Mr. Becker has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Charles E. Becker's acquisition of 13,600,000 shares and warrants to purchase an additional 400,000 shares of the Common Stock of the Company is the result of the merger of CE Becker, Inc., a Michigan corporation previously wholly owned by Mr. Becker, into the Company. Immediately following the merger, Mr. Becker agreed to cancel indebtedness in the amount of $4,240,780 of Jens Hohnel in exchange for 848,156 shares of Common Stock pursuant to a separate Stock Purchase Agreement between Mr. Becker and Mr. Hohnel, a copy of which Stock Purchase Agreement is attached hereto as Exhibit 4.

Item 4. Purpose of Transaction

     Charles E. Becker, Michael E. McInerney and Jens Hohnel (collectively, the "Sellers") entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of May 14, 2001 with Collins & Aikman Corporation, Collins & Aikman Products Co., CE Becker, Inc., ME McInerney, Inc., J Hoehnel, Inc. and Becker Group, L.L.C. pursuant to which CE Becker, Inc., ME McInerney, Inc. and J Hoehnel, Inc. (collectively, the "Corporations") were merged into Collins & Aikman Corporation, resulting in the acquisition by Collins & Aikman Products Co. of 100% of the membership interests in Becker Group, L.L.C., for an aggregate purchase price of $163,000,000. Charles E. Becker received, as a portion of the purchase price, 13,600,000 shares and warrants for an additional 400,000 shares of the Common Stock. Mr. Becker and Mr. Hohnel entered into a Stock Purchase Agreement dated as of July 3, 2001, pursuant to which Mr. Becker purchased from Mr. Hohnel 848,156 shares of Common Stock, at an aggregate purchase price of $4,240,780, a copy of which Stock Purchase Agreement is attached hereto as Exhibit 4.

     Mr. Becker has been appointed to the Board of Directors of the Company as Vice Chairman. Mr. Becker consummated the share acquisitions in order to effect the merger of CE Becker, Inc. into the Company and to further his investment in motor vehicle interior trim manufacturing companies.

     Mr. Becker intends to review from time to time both the Company's and his own personal business affairs and financial position. Based on such evaluation and review, Mr. Becker may consider from time to time various strategic alternatives. Subject to the Stockholders Agreement (as described in Item 6), such strategic alternatives may include, among other things, the acquisition of additional shares of Common Stock or other securities of the Company or the sale of any number of shares of Common Stock or other securities of the Company, extraordinary corporate transactions or any other of the matters described in
Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     At the close of business on July 3, 2001, Charles E. Becker beneficially owned (and had sole power to vote and sole power to dispose of) an aggregate of 14,848,156 shares of Common Stock, representing approximately 13.78 % of the outstanding Common Stock, which shares included 14,448,156 shares of Common Stock and warrants to purchase an additional 400,000 shares of Common Stock. The foregoing percentage is based upon 104,872,130 shares of Common Stock outstanding on July 3, 2001.
     By virtue of the Stockholders Agreement described in Item 6 hereto, Charles
E. Becker may be deemed to be a group with all of the shareholders that are a party to such agreement. As of July 3, 2001, the shareholders party to the Stockholders Agreement beneficially owned 69,000,000 shares and warrants for an additional 500,000 shares of Common Stock, representing approximately 66.27 % of the outstanding Common Stock. Charles E. Becker disclaims any beneficial ownership of any shares of Common Stock and warrants held by other parties to the Stockholders Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In connection with the share acquisition relating to the merger of CE Becker, Inc. into the Company, Charles E. Becker entered into a Stockholders Agreement, dated as of July 3, 2001, among Charles E. Becker, Michael E. McInerney, Jens Hohnel, Collins & Aikman Corporation and Heartland Industrial Partners, L.P. ("Heartland"). The following description of certain terms of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is attached hereto as Exhibit 2.

     Election of Directors. Each stockholder has agreed to vote his or its shares to ensure that Charles E. Becker is a member and Vice Chairman of the Board of Directors of the Company so long as the Becker Stockholders (as defined in the Stockholders Agreement) continue to hold at least twenty-five percent of the Common Stock owned by them as of July 3, 2001.

     Transfers of Common Stock. The Stockholders Agreement places a general restriction on the sale, encumbrance or transfer of Common Stock, except for transfers to permitted transferees, pursuant to the tag-along or drag-along provisions described below, pursuant to Rule 144 or an effective registration statement under the Securities Act.

     Right of First Offer. The Stockholders Agreement provides that no New Stockholder (as defined in the Stockholders Agreement) may transfer any of its shares other than to (a) a permitted transferee, (b) pursuant to the tag-along and drag-along provisions, or (c) pursuant to Rule 144 or an effective registration statement under the Securities Act unless such New Stockholder shall first offer such shares to each Investor Stockholder (as defined in the Stockholders Agreement). If the Investor Stockholders decline to purchase the shares, then the Company has the right to purchase such shares.

     Tag-along and Drag-along Rights. The Stockholders Agreement grants to the stockholders, in connection with a proposed transfer of Common Stock by Heartland, the right to require the proposed transferee to purchase a proportionate percentage of the shares owned by the other stockholders upon the same economic terms as are being offered to Heartland. The Stockholders Agreement provides that so long as Heartland is entitled to designate directors to the Company's board, Heartland will have the right to require the other stockholders to sell a proportionate percentage of shares of Common Stock in such transaction as Heartland is selling upon the same economic terms and otherwise to vote in favor of the transactions.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1. Agreement and Plan of Merger dated as of May 14, 2001, by and among Collins & Aikman Corporation, Collins & Aikman Products Co., Becker Group, L.L.C., Charles E. Becker, Michael E. McInerney, Jens Hohnel, CE Becker, Inc., ME McInerney, Inc. and J Hoehnel, Inc.

     Exhibit 2. Stockholders Agreement dated as of July 3, 2001, by and among Charles E. Becker, Michael E. McInerney, Jens Hohnel, Collins & Aikman Corporation and Heartland Industrial Partners, L.P.

     Exhibit 3. Warrant for the Purchase of Shares of Common Stock dated as of July 3, 2001, issued by Collins & Aikman Corporation.

     Exhibit 4. Stock Purchase Agreement dated as of July 3, 2001, by and between Charles E. Becker and Jens Hohnel.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2001
-----------------------------------------------------------
Date

/s/ Charles E. Becker
-----------------------------------------------------------
Signature


-----------------------------------------------------------
Name/Title      Charles E. Becker, Vice Chairman


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).